SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64128C106

(CUSIP Number of Class of Securities)

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman High Yield Strategies Fund Inc.
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002
Telephone:  (212) 476-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
Telephone:  (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$55,251,001.30 (a)	$6,027.88 (b)

(a)   Calculated as the aggregate maximum purchase price to be paid for 4,885,146 shares in the offer, based upon a price of 96% of the net asset value per share of $11.78 on November 2, 2020.

(b)   Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

⁪☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

⁪☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
⌧	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
⁪

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ⁪☐

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO is filed by Neuberger Berman High Yield Strategies Fund Inc., a Maryland corporation (the “Fund”).  This Schedule TO relates to the Fund’s offer to purchase up to 25% of its outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated November 10, 2020 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  The price to be paid for the Common Stock is an amount per share, net to the seller in cash, equal to 96% of the net asset value per share as determined by the Fund at the close of regular trading on the New York Stock Exchange on December 10, 2020, or such later date to which the Offer is extended.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.
Item 12.      Exhibits.
Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 10, 2020.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated November 10, 2020.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Neuberger Berman High Yield Strategies Fund Inc.

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Chief Operating Officer and Vice President

Dated as of:  November 10, 2020

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 10, 2020.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated November 10, 2020.
.